                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 1)(1)
                                   ----------

                      Integrated Electrical Services, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  45811E 10 3
                     ---------------------------------------
                                 (CUSIP Number)


                                  Jerry Mills
               14275 Midway Road, Suite 130, Addison, Texas 75001
                                 (972) 934-9112
            --------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 24, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages
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                                  SCHEDULE 13D
-----------------------                                        -----------------
CUSIP NO.  45811 E 10 3                                        PAGE 2 OF 5 PAGES
-----------------------                                        -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Jerry Mills
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00, PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
     NUMBER OF              2,119,695**
      SHARES
   BENEFICIALLY        ---------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                 --
     REPORTING         ---------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 2,119,695**
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,119,695**
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 2,115,695 shares of Common Stock owned of record by Jerry Mills and 4,000 shares of Common Stock owned of record by two trusts for Mr. Mills's grandchildren (2,000 shares each) of which Mr. Mills is the trustee.


                               Page 2 of 5 Pages

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends his Schedule 13D dated February 9, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of Integrated Electrical Services, Inc. The Schedule 13D is amended to reflect updated information regarding the undersigned, a decrease in the percentage of the class beneficially owned, and certain other matters. Except as stated herein, the
Schedule 13D is hereby amended and restated to read in its entirety as follows:

Item 1. Security and Issuer.

        This statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Integrated Electrical Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are at 1800 West Loop South, Suite 500, Houston, Texas 77027.

Item 2. Identity and Background.

        (a) - (c) This Schedule 13D is filed on behalf of Jerry Mills (the "Reporting Person"), an individual whose business address is 14275 Midway Road, Suite 130, Addison, Texas 75001. The Reporting Person's principal occupation is private investments. The Reporting Person was the President of the Issuer until December 13, 1999, and a member of the Board of Directors of the Issuer until March 21, 2000. The Reporting Person no longer has any relationship with the Issuer other than as a stockholder.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a natural person and a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Person acquired beneficial ownership of shares of Common Stock on September 4, 1997, in consideration of the Reporting Person's agreement to serve as an executive officer of the Issuer; on January 30, 1998, as partial consideration for all of the Reporting Person's shares of outstanding capital stock of Mills Electrical Contracting, Inc. ("Mills Electrical") in connection with the Issuer's acquisition of Mills Electrical; and on June 12 and June 15, 1998, by purchases for cash in the open market. A total of approximately $976,000 of the Reporting Person's personal funds was used to make the open-market purchases; no funds were borrowed for this purpose.


                               Page 3 of 5 Pages
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Item 4. Purpose of Transaction.

        The Reporting Person acquired the shares of Common Stock in the Issuer's acquisition of Mills Electrical and for investment purposes, and he continues to hold the shares of Common Stock for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease his current investment in Common Stock. In light of the Reporting Person's ceasing to be an affiliate of the Issuer, and the expiration (on September 30, 2000) of contractual stock transfer restrictions affecting most of the Reporting Person's shares of Common Stock, however, the Reporting Person generally intends to reduce his current investment in the Common Stock.

        Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) There were 37,911,688 shares of Common Stock outstanding as of August 11, 2000. The Reporting Person is the beneficial owner of 2,119,695 shares of Common Stock, which constitutes approximately 5.6% of the total issued and outstanding shares of Common Stock as of August 11, 2000.

        (b) The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all shares of Common Stock that he beneficially owns.

        (c) During the past 60 days the Reporting Person has not acquired any shares of Common Stock. During the past 60 days the Reporting Person has sold shares of Common Stock in open-market transactions on the New York Stock Exchange as follows:

                              Shares of Common
  Date of Sale                   Stock Sold           Sales Price per Share
  ------------                   ----------           ---------------------
 August 21, 2000                     1,500                   $6.1898

 August 22, 2000                    13,500                   $6.1898

 August 23, 2000                    12,500                   $6.4398

 September 5, 2000                  20,000                   $7.8797

 September 6, 2000                   5,300                   $7.8797

        (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

                               Page 4 of 5 Pages

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        (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships with respect to the shares of Common Stock owned by the Reporting Person.

Item 7. Material to be Filed as Exhibits.

        None.


                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED: October 24, 2000


                                            /s/ Jerry M. Mills
                                            -----------------------------------
                                            JERRY MILLS


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